

March 26, 2014

Via E-mail
Mr. F. Nicholas Grasberger, III
Vice President and Corporate Controller
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **RE:** **Harsco Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 8-K**
> **Filed November 26, 2013**
> **Response dated March 3, 2014**
> **File No. 1-3970**

Dear Mr. Grasberger:

We have reviewed your response letter dated March 3, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed November 26, 2013

1. We note your response to comment 1 of our letter dated January 31, 2014. It appears that your pro forma statement of operations does not comply with Article 11 of Regulation S-X in the following ways:
   - The equity interest in the income of the strategic venture reflected in adjustment (i) should be calculated based on the historical statements of operations for the periods being presented in the pro forma statements of operations rather than based on the most recent twelve month period. A more recent twelve month pro forma statement of operations may also be provided when unusual events enter into the determination of results for the most recently completed fiscal year; however, this pro forma

statement of operations should be provided in addition to the periods required by Rule 11-02(c)(2) of Regulation S-X. Refer to Rules 11-02(b)(4) and 11-02(c)(4) of Regulation S-X;

- The historical combined net income for the strategic venture should not be adjusted for items that are not directly attributable to the acquisition of the strategic venture, including goodwill impairment, restructuring charges, debt extinguishment charge, and corporate allocations. Refer to Rule 11-02(b)(6) of Regulation S-X; and
- Please limit the presentation to only income from continuing operations pursuant to Rule 11-02(b)(5) of Regulation S-X.

Please amend your Form 8-K to revise your pro forma presentation accordingly.

2. Your response explained there are differences between the Harsco Infrastructure amounts separately reflected in a column in the pro forma statement of operations in your Form 8-K and the Harsco Infrastructure statement of operations amounts used to derive adjustment (i). For example, the net loss reflected in the Harsco Infrastructure column in your pro forma statement of operations for the year ended December 31, 2012, which is being removed to arrive at your pro forma results, is significantly more than the net loss for the year ended December 31, 2012 which is being used to derive adjustment (i). It is not clear why there would be two different sets of Harsco Infrastructure amounts being used for the same periods within your pro forma statements of operations. Please advise or revise as necessary.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief